UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
____________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
____________________

HANDY & HARMAN LTD.
and
HANDY & HARMAN GROUP LTD.,
its wholly owned subsidiary
and
SLI ACQUISITION CO.,
its wholly owned subsidiary
(Names of Filing Persons (Offerors))
____________________

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
____________________

784413106
(CUSIP Number of Class of Securities)
____________________

Jack L. Howard
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
____________________

With a copy to:
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$163,244,295.00	$16,438.70
*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of SL Industries Inc. (the “Company”), at a purchase price of $40.00 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 3,969,560 issued and outstanding shares of common stock of the Company, multiplied by $40.00 per share; (ii) 125,890 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $40.00 per share, multiplied by $16.77 per share (which is equal to the difference between $40.00 and $23.23, the weighted average exercise price of such options); (iii) 43,768 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $40.00 per share; and (iv) 15,000 restricted shares of common stock of the Company, multiplied by $40.00 per share. The foregoing numbers of shares of common stock, options, restricted stock units and restricted shares of common stock have been provided by the issuer to the offeror and are as of the close of business on April 20, 2016, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $163,244,295.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016,  issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,438.70	Filing Party:	Handy & Harman Ltd., Handy & Harman Group Ltd. and SLI Acquisition Co.
Form or Registration No.: Schedule TO (File No. 005-34262)	Date Filed: April 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (the “Schedule TO”), by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub” and collectively with Parent and Purchaser, the “Purchaser Group”). The Schedule TO relates to the offer by the Purchaser Group to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of SL Industries, Inc., a Delaware corporation (the “Company”), at a purchase price of $40.00 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO filed with the SEC as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

The information set forth in the Offer to Purchase is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

This Amendment No. 1 should be read together with the Schedule TO.  The following amendments and supplements to the Items of the Schedule TO are hereby made.

Item 11. Additional Information.

The second paragraph under the subsection captioned “Antitrust Compliance” of “The Tender Offer – Section 12 – Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is hereby amended by adding the following to the end of such paragraph:

“On April 22, 2016, Parent was informed that the FTC has granted early termination of the waiting period under the HSR Act. Accordingly, the Antitrust Condition has been satisfied.”

Item 13. Information Required by Schedule 13E-3.

Item 13 of the Schedule TO is hereby added as follows:

The following sets forth the information required by Schedule 13E-3 that has not previously been set forth in Items 1 through 12 above.  The information set forth in the Schedule 14D-9 Solicitation/Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(9) of the Securities Exchange Act of 1934, as amended, filed by the Company with the SEC and the Offer to Purchase are incorporated by reference to the items required by Schedule 13E-3.

Item 2.                 Subject Company Information.

(d) Dividends: The information set forth in the Offer to Purchase under “The Tender Offer – Section 6 – Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Prior Public Offerings: Not applicable.

(f) Prior Stock Purchases: The information set forth in the Offer to Purchase under “Special Factors – Section 8 – Transactions and Arrangements Concerning the Shares” is hereby amended and restated in its entirety as follows and, as so amended and restated, is incorporated herein by reference:

“Except pursuant to the Tender Agreement, or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past two years; (iii) none of the members of the Purchaser Group nor, to the best knowledge of any member of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of the members of the Purchaser Group, their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any of the members of the Purchaser Group, their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

Item 4.                 Terms of the Transaction.

(c) Different Terms: Not applicable.

(d) Appraisal Rights: The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law” and in the Offer to Purchase under the caption “Special Factors – Section 7 – Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders: Not applicable.

(f) Eligibility for Listing or Trading: Not applicable.

Item 5.                 Past Contacts, Transactions, Negotiations and Agreements.

(c), (e) Negotiations or Contacts; Agreements Involving the Subject Company’s Securities: The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation – Background and Reasons for the Board Determination” and in the Offer to Purchase under the captions “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 6 – The Merger Agreement and the Tender Agreement” is incorporated herein by reference.

Item 6.                 Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired: The information set forth in the Offer to Purchase under the captions “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” and “Special Factors – Section 5 – Certain Effects of the Offer” is incorporated herein by reference.  In addition, the information set forth in the Offer to Purchase under the caption “Special Factors – Section 6 – The Merger Agreement and the Tender Agreement” is hereby amended by amending and restating the third full paragraph under the subheading “Principal Terms of the Merger” as follows and, as so amended, is incorporated herein by reference:

“The Merger Agreement provides that, at the Effective Time, each Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or Acquisition Sub (which Shares will be cancelled and retired) or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding (the “Merger Consideration”).”

(c)(8) Plans: The information set forth in the Offer to Purchase under the caption “Special Factors – Section 5 – Certain Effects of the Offer” is hereby amended by amending and restating the last paragraph thereof as follows and, as so amended, is incorporated herein by reference:

“Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. If registration of the Shares under the Exchange act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the NYSE MKT. We intend to cause the delisting of the Shares from the NYSE , the termination of the registration of the Shares under the Exchange Act, and the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act as soon after completion of the Merger as the requirements for such delisting, termination of registration and suspension are satisfied.”

Item 7.                 Purposes, Alternatives, Reasons and Effects.

The language in “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is hereby amended by adding the following after the second paragraph on page 5 of the Offer to Purchase:

“In determining to structure the transaction as a tender offer followed by a second-step merger, the members of the Purchaser Group considered, among other things, the strong preference expressed by the Special Committee for an all-cash transaction and the alternative of structuring the transaction as a one-step merger.  The members of the Purchaser Group believe that structuring the transaction as a tender offer followed by a second-step merger is preferable to other transaction structures because they believe that the structure is a faster and more efficient process of completing the transaction than proceeding with calling a special meeting of the Company’s stockholders, thus providing stockholders the ability to obtain immediate liquidity and certainty of value for their Shares.  In addition, the members of the Purchaser Group believe that a direct offer to stockholders allows the decision regarding the proposed transaction to be made by the stockholders who actually own the Shares at the time of tendering, and, accordingly, have a true economic interest in the decision.  In a one-step merger, a vote of stockholders is required and voting rights are limited to those who held Shares on a record date several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote.

The members of the Purchaser Group decided to undertake the going private transaction at this time because they believe that the operating environment for the Company has changed in a significant manner and that the Company faces critical challenges in the industries in which it operates.  As a result, the Purchaser Group takes the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Purchaser Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short- and medium-term period-to-period performance. Further, as a privately held entity, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002.”

(a) Purposes: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Board Determinations” and in the Offer to Purchase under the captions “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(b) Alternatives: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Board Determinations” and in the Offer to Purchase under the captions “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(c) Reasons: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Board Determinations” and in the Offer to Purchase under the captions “Special Factors – Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company” and “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(d) Effects: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation – Background and Reasons for the Board Determinations” and in the Offer to Purchase under the captions “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company,” “Special Factors – Section 5 – Certain Effects of the Offer” and “The Tender Offer – Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer” is incorporated herein by reference.

Item 8.                 Fairness of the Transaction.

The first sentence of the third paragraph of “Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Purchaser Group believes the Offer and the Merger are fair to the Company’s unaffiliated stockholders.”

The second-to-last paragraph under “Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” in the Offer to Purchase is hereby amended and restated as follows:

“The Purchaser Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Company’s unaffiliated stockholders in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the Purchaser Group did not consider the following:  (i) historical market prices; (ii) liquidation value; (iii) net book value; (iv) purchase prices paid in previous purchases of Shares; (v) any third party report, opinion or appraisal; or (vi) any firm offers made by any unaffiliated person, other than the Purchaser Group, during the past two years. Neither the historical market prices nor the purchase prices paid by the Company in previous purchases of the Shares in the past two years (no member of the Purchaser Group made any such purchases during such period) were considered because the Purchaser Group does not believe that the historical trading prices or previous purchase prices of the Shares provide an appropriately reliable indication of the current value of the Company and therefore are not relevant factors to a determination of fairness. The liquidation value was not considered because the Company is a viable going concern and the Purchaser Group has no plans to liquidate the Company. Therefore, the Purchaser Group believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated stockholders. The Purchaser Group did not consider net book value, which is an accounting concept, as a factor because the Company’s business is not of a nature whose value is traditionally measured as a multiple of book value, as the Company’s value is derived from cash flows generated by continuing operations, and the Purchaser Group believes that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Purchaser Group did not receive any independent reports, opinions or appraisals from any third party related to the fairness of the transaction, and thus did not consider any such reports, opinions or appraisals in determining the fairness of the Offer or the Merger to the unaffiliated stockholders. Although Houlihan Lokey rendered an opinion to the Special Committee as to whether, as of April 4, 2016, the consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such unaffiliated stockholders, Houlihan Lokey’s opinion was addressed and rendered to the Special Committee and was not addressed to or rendered to the Purchaser Group. As a result, the Purchaser Group is not entitled to rely upon Houlihan Lokey’s opinion and, consequently, the Purchaser Group did not consider such opinion in reaching its determination as to the fairness of the Offer and the Merger to the unaffiliated stockholders of the Company. The Purchaser Group is not aware of, and thus did not consider, any firm offers made by any unaffiliated person, other than the Purchaser Group, during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or a substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control over the Company.”

 (a) Fairness: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the captions “Special Factors – Section 3 – Position of the Company Regarding the Fairness of the Offer and the Merger” and “Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the captions “Special Factors – Section 3 – Position of the Company Regarding the Fairness of the Offer and the Merger” and “Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

 (c) Approval of Security Holders: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.  The information set forth in the Offer to Purchase under the captions “Special Factors – Section 3 – Position of the Company Regarding the Fairness of the Offer and the Merger” and “Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(d) Unaffiliated Representative: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(e) Approval of Directors: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(f) Other Offers: Not applicable.

Item 9.             Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(c) Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing.

Item 10.                      Source and Amounts of Funds or Other Consideration.

The following is added after the last paragraph in the Offer to Purchase under the caption “The Tender Offer – Section 13 – Fees and Expenses”:

“The following table is an estimate of fees and expenses to be incurred and paid by the Purchaser Group in connection with the Offer and the Merger:

SEC filing fee	$16,439
Printing and mailing	$20,000
Depositary	$35,000
Information Agent	$20,000
Legal fees and expenses	$350,000
Accounting fees and expenses	$5,000
Miscellaneous	$3,561
Total	$450,000

(c) Expenses: The information set forth in the Offer to Purchase under the caption “The Tender Offer – Section 13 – Fees and Expenses” is incorporated herein by reference.

Item 12.                      The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under the caption “Special Factors – Section 6 – The Merger Agreement and the Tender Agreement” is incorporated herein by reference.

(e) Recommendations of Others: None.

Item 13.                      Financial Statements.

“The Tender Offer – Section 7 – Certain Information Concerning the Company” in the Offer to Purchase is hereby amended and supplemented by adding the following under the paragraph captioned “Projected Financial Information”:

“Summary Financial Information.

Set forth below is certain selected historical financial information relating to the Company.  This financial information has been excerpted or derived from the audited financial statements filed and the related notes filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the unaudited interim financial statements and the related notes filed as part of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Form 10-Q”). This financial information should be read in conjunction with the audited financial statements and other financial information contained in the Form 10-K and the Form 10-Q, including the notes thereto. More comprehensive financial information (including management’s discussion and analysis of financial condition and results of operations) is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the Form 10-K and as Item I of the Form 10-Q are incorporated herein by reference. Copies of such reports and other documents may be examined at or obtained from the SEC or obtained from the Company as described below under “Additional Information.”

Selected Balance Sheet Items: Assets and Liabilities
	Three Months Ended March 31, 2016 (unaudited)	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$5,289,000	$10,977,000	$31,950,000
Receivables, net	33,907,000	32,470,000	33,966,000
Inventories, net	24,370,000	23,722,000	23,597,000
Other current assets	6,815,000	5,946,000	4,751,000
Deferred income taxes, net	4,161,000	4,145,000	6,105,000

Total current assets	74,542,000	77,260,000	100,369,000

Property, plant and equipment, net	18,222,000	18,166,000	8,070,000
Deferred income taxes, net	2,094,000	1,949,000	5,496,000
Goodwill	18,771,000	19,004,000	13,072,000
Other intangible assets, net	15,675,000	16,473,000	3,788,000
Other assets and deferred charges, net	965,000	1,068,000	981,000

Total assets	$130,269,000	$133,920,000	$131,776,000

LIABILITIES
Current liabilities:
Short-term borrowings and current portion of long-term debt	$11,500,000	$13,500,000	$—
Accounts payable	19,857,000	20,519,000	19,285,000
Accrued income taxes	—	—	3,618,000
Accrued liabilities:
Payroll and related costs	4,494,000	4,976,000	4,880,000
Other	10,454,000	11,652,000	16,466,000

Total current liabilities	46,305,000	50,647,000	44,249,000

Deferred compensation and supplemental retirement benefits	1,175,000	1,180,000	1,427,000
Other long-term liabilities	4,557,000	5,090,000	8,779,000

Total liabilities	52,037,000	56,917,000	54,455,000

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	—	—	—
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,496,000 and 6,656,000 shares, respectively	1,299,000	1,299,000	1,331,000
Capital in excess of par value	16,935,000	16,800,000	22,747,000
Retained earnings	91,709,000	90,113,000	79,415,000
Accumulated other comprehensive (loss), net of tax	(3,097,000)	(2,491,000)	(638,000)
Treasury stock at cost, 2,535,000 and 2,512,000 shares, respectively	(28,614,000)	(28,718,000)	(25,534,000)

Total shareholders’ equity	78,232,000	77,003,000	77,321,000

Total liabilities and shareholders’ equity	$130,269,000	$133,920,000	$131,776,000

Income Per Common Share from Continuing Operations and Net Income Per Common Share

	Three Months Ended March 31, 2016 (unaudited)	December 31, 2015	December 31, 2014
Net sales	$49,495,000	$199,862,000	$204,417,000
Cost and expenses:
Cost of products sold	32,514,000	133,132,000	138,794,000
Engineering and product development	2,772,000	9,920,000	11,041,000
Selling, general and administrative	9,696,000	34,869,000	32,337,000
Depreciation and amortization	1,280,000	3,719,000	2,220,000
Restructuring charges	—	236,000	463,000
Goodwill impairment	—	—	—
Total cost and expenses	46,262,000	181,876,000	184,855,000
Income from operations	3,233,000	17,986,000	19,562,000
Other income (expense):
Amortization of deferred financing costs	(71,000)	(191,000)	(94,000)
Interest income	2,000	25,000	13,000
Interest expense	(57,000)	(123,000)	(27,000)
Other gain (loss), net	105,000	340,000	1,769,000)
Income from continuing operations before income taxes	3,212,000	18,037,000	21,223,000
Income tax provision	1,105,000	5,639,000	7,043,000
Income from continuing operations	2,107,000	12,398,000	14,180,000
(Loss) income from discontinued operations, net of tax	(511,000)	(1,700,000)	4,715,000
Net income	$1,596,000	$10,698,000	$18,895,000
Basic net income (loss) per common share
Income from continuing operations	$0.53	$3.10	$3.43
(Loss) income from discontinued operations, net of tax	(0.13)	(0.43)	1.14
Net income	$0.40	$2.67	$4.57
Diluted net income (loss) per common share
Income from continuing operations	$0.53	$3.07	$3.39
(Loss) income from discontinued operations, net of tax	(0.13)	(0.42)	1.12
Net income	$0.40	$2.65	$4.51

Shares used in computing basic net income (loss) per common share	3,963,000	4,001,000	4,139,000
Shares used in computing diluted net income (loss) per common share	3,989,000	4,041,000	4,187,000

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2016	FY 2015	FY 2014
Earnings:
Income from continuing operations before income taxes	$3,212,000	$18,037,000	$21,223,000
(Gain)/loss from equity investees (1)	—	—	—
Fixed charges	75,000	187,000	62,000
Total of earnings plus fixed charges	$3,287,000	$18,224,000	$18,224,000

Fixed Charges:
Interest expense	$57,000	$123,000	$27,000
Interest expense incurred on uncertain tax positions	18,000	64,000	35,000
Estimated interest portion of rental expense (2)	—	—	—
Total fixed charges	$75,000	$187,000	$62,000
Ratio of earnings to fixed charges (3)	$44	$97	$343

(1)	The Company has no equity investees.
(2)	The Company has no capital leases.
(3)
The Company calculates the ratio of “earnings to fixed charges” by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), and interest expense incurred on uncertain tax positions (TP), by interest expense (I) and  interest expense incurred on uncertain tax positions (TP). The formula for this calculation is: (BT+I+TP)/(I+TP). The estimated interest portion of rental expense is zero since the Company has no capital leases.

Book Value Per Share as of March 31, 2016

The Company’s net book value per Share as of March 31, 2016 was $19.71.”

(a) Financial Information: The Company’s Audited Consolidated Financial Statements on pages F-1 through F-54 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Unaudited Consolidated Financial Statements on pages 3 through 34 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 are incorporated by reference herein. The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” and in the Offer to Purchase under the caption “The Tender Offer – Section 7 – Certain Information Concerning the Company” is incorporated by reference herein.

(b) Pro Forma Information: Not applicable.

Item 14.                      Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. None.

Item 15.                      Additional Information.

(b)  The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 16.                      Exhibits.

Exhibit No.	Description

(a)(2)	Schedule 14D-9 (incorporated herein by reference to the Company’s Schedule 14D-9, filed on April 21, 2016).
(a)(3)	None.
(a)(4)	None.
(b)	None.
(c)	None.
(f)
The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer